FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 November 2016
Exhibit No. 2	Publication of a Prospectus dated 16 December 2016
Exhibit No. 3	Total Voting Rights dated 30 December 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2016
Ordinary shares of £1	11,823,156,866	4	47,292,627,464
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,824,056,866		47,296,227,464

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Exhibit No. 2

 Publication of Prospectus
The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Prospectus relating to The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc £90,000,000,000 Euro Medium Term Note Programme dated 16 December 2016.
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/1639S_1-2016-12-16.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do.

For further information, please contact:
RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations

TEL: +44 20 7678 1800

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 December 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 December 2016
Ordinary shares of £1	11,823,163,184	4	47,292,652,736
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,824,063,184		47,296,252,736

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Date: 30 December 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary